Exhibit 99.1

THESCORE APPLAUDS PASSAGE BY THE SENATE OF HISTORIC LEGISLATION TO LEGALIZE SINGLE EVENT
SPORTS BETTING IN CANADA

BILL C-218 PAVES WAY FOR IMPLEMENTATION OF A REGULATED SPORTS BETTING FRAMEWORK

TORONTO, June 23, 2021 - Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”) issued the following statement on the Senate of Canada’s passing of Bill C-218, An Act to Amend the Criminal Code, which will legalize single event sports betting in Canada. Bill C-218 is now eligible to receive Royal Assent and be proclaimed into force.

“The Senate’s passing of Bill C-218 earlier today is an historic moment for Canada as it will legalize single event sports betting,” said theScore Chairman and CEO, John Levy. “We thank MP Kevin Waugh and Senators David Wells and Brent Cotter for championing this Bill, which garnered strong all-party support through both the House of Commons and Senate. The passing of this important legislation allows theScore, along with our fellow stakeholders, to collectively usher in a robust industry that will drive business, technology innovation, employment and economic growth while providing a safe and trusted environment in which Canadians can wager on sports.

“The forthcoming legalization of single event sports betting presents a substantial growth opportunity for our integrated media and betting business. theScore is Canada’s leading digital sports media brand and we are eager to bring our award-winning mobile sportsbook, theScore Bet, to fans on our home turf. We have been actively preparing for the expansion of online sports betting and iGaming in our home province of Ontario, which is expected to commence later this year, and we are very favorably positioned to succeed given our mobile betting experience and vast active user base. Further, we are excited to broaden our relationship with the millions of loyal fans who already know, trust and engage with theScore app across Canada.

“Canadians will now be able to reap the numerous benefits resulting from a comprehensive, regulated sports betting framework that protects consumers, creates jobs and generates critical tax revenue. The passing of this legislation is momentous, and we are confident that Canada will embrace legal sports betting and become a leader in this rapidly developing and cutting- edge industry. We look forward to continuing our collaboration with the provinces to ensure the establishment of a safe marketplace that provides a suite of reliable and trusted options for consumers.”

The Canadian Market Opportunity + theScore

●	theScore estimates a market potential for online gaming in Canada of between US$4.3 billion and US$5.4 billion in annual gross gaming revenue, based on historical data extrapolated from legal online gaming markets in the U.S. and globally.

●	The province of Ontario is a market that would be equivalent to the fifth largest U.S. state by population. theScore estimates a market potential for online gaming in Ontario of between US$1.7 billion and US$2.1 billion in annual gross gaming revenue, based on historical data extrapolated from legal online gaming markets in the U.S. and globally.

●	theScore operates Canada’s leading mobile sports media app*. theScore app currently reaches approximately 3.75 million users annually in Canada, including 1.43 million in Ontario. Additionally, theScore media app is the *third most popular across North America.

About theScore

theScore is Canada’s leader in digital sports media. It originated as a Canadian cable television sports network in 1997 that developed a passionate fan following through its authentic and innovative sports coverage. A digital disruptor, in 2005 theScore launched its first sports media app, beginning the evolution into a technology driven, mobile-first company. ‘theScore’ app is now one of the most popular mobile sports media platforms in North America.

theScore made the historic decision to become the first media company to launch a mobile sportsbook in North America and in September 2019, theScore Bet debuted. A best-in-class mobile sports betting platform, theScore Bet uniquely harnesses the power of media and betting through seamless integration with the flagship ‘theScore’ app. theScore Bet is currently live in New Jersey, Colorado, Indiana and Iowa.

The company also operates ‘theScore esports’ one of the world’s preeminent esports media properties, as well as distributes compelling digital content through social platforms that reach hundreds of millions of fans.

theScore is publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR).

*According to ComScore data based on average mobile monthly unique visitors as of Feb. 2021

For More Information:

Media

Dan Sabreen

Director, Communications

Score Media and Gaming Inc.

Tel: 917-722-3888 ext. 706

Email: dan.sabreen@thescore.com

Investors

Alvin Lobo
Chief Financial Officer
Score Media and Gaming Inc.
Tel: 416-479-8812
Email: ir@thescore.com

Richard Land, James Leahy
JCIR
Tel: 212-835-8500
Email: scr@jcir.com

Forward-looking (safe harbour) statement

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this release are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the provinces and territories of Canada to facilitate online gaming and the enactment of federal legislation to permit single-event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on participants in the online gaming industry), the receipt by the Company of all relevant licences and approvals under the relevant legislation and regulations, and the rate of adoption and market potential of online gaming in Canada, and those factors which are discussed under the heading “Risk Factors'' in the Company’s Annual Information Form as filed with applicable Canadian securities regulatory authorities and available on SEDAR under the Company’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available at www.sec.gov, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.